UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41500

INTCHAINS GROUP LIMITED

(Exact name of registrant as specified in its charter)

c/o Building 16, Lane 999, Xinyuan South Road,

Lin-Gang Special Area,

Pudong, Shanghai, 201306

People’s Republic of China

+86 021 58961080

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Intchains Group Limited Reports First Half 2026 Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTCHAINS GROUP LIMITED

Date: August 20, 2026	By:	/s/ Qiang Ding
	Name:	Qiang Ding
	Title:	Chairman and Chief Executive Officer